Exhibit (a)(1)(iv)

March 6, 2007

To Our Stockholders:

Celanese Corporation recently announced its plans to conduct a modified “Dutch Auction” tender offer in which it, through its wholly owned subsidiary, Celanese International Holdings Luxembourg S.à r.l. (“CIH”), would purchase for cash up to 11,279,243 shares of its Series A Common Stock, par value $0.0001 per share (the “Common Stock”), at a price not greater than $30.50 nor less than $28.00 per share. Enclosed for your consideration are the Offer to Purchase dated March 6, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the tender offer (the “Offer”). Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified in its entirety by all of the terms and conditions of the Offer set forth in the Offer to Purchase and Letter of Transmittal.

Celanese Corporation will determine a single per share price that it will pay for shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. Celanese Corporation will select the lowest purchase price that will allow it to purchase 11,279,243 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at prices not greater than $30.50 nor less than $28.00 per share. All shares properly tendered at or below the purchase price and not properly withdrawn will be purchased at the purchase price selected by Celanese Corporation, subject to proration provisions. All shares acquired in the Offer will be acquired at the same purchase price. Celanese Corporation and CIH reserve the right, in their sole discretion, to purchase more than 11,279,243 shares in the Offer, subject to applicable law. Shares tendered at prices greater than the purchase price and shares not purchased because of proration provisions will be returned to the tendering stockholders at Celanese Corporation’s expense. See Section 1 and Section 3 of the Offer to Purchase.

If the number of shares properly tendered is less than or equal to 11,279,243 shares (or such greater number of shares as Celanese Corporation may elect to purchase pursuant to the Offer), Celanese Corporation will, through CIH, on the terms and subject to the conditions of the Offer, purchase at the purchase price selected by Celanese Corporation all shares so tendered.

If at the expiration of the Offer more than 11,279,243 shares (or any such greater number of shares as Celanese Corporation may elect to purchase) are properly tendered at or below the purchase price, Celanese Corporation, through CIH, will buy shares first, from all stockholders owning beneficially or of record an aggregate of fewer than 100 shares (an “odd lot holder”) who properly tender all their shares at or below the purchase price selected by Celanese Corporation; second, on a pro rata basis from all other stockholders who properly tender shares at or below the purchase price selected by Celanese Corporation, subject to any conditional tenders; and third, if necessary to permit Celanese Corporation, through CIH, to purchase the total number of shares to be purchased in the Offer, from holders who have tendered only shares subject to the condition that a specified minimum number of the holder’s shares are purchased in the Offer as described in Section 6 of the Offer to Purchase (for which the condition was not initially satisfied, and provided such holders have tendered all of their shares) by random lot, to the extent feasible. See Section 1 and Section 6 of the Offer to Purchase.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7 OF THE OFFER TO PURCHASE.

Celanese Corporation’s directors and executive officers and CIH’s managers have advised Celanese Corporation that they do not intend to tender their shares in the Offer. See Section 11 of the Offer to Purchase. However, Celanese Corporation and CIH have agreed to purchase up to 1,835,511 shares (which number of shares purchased may be proportionately increased or decreased if the number of shares purchased in the Offer is increased or decreased, respectively) at the Final Purchase Price from Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2 and Blackstone Capital Partners (Cayman) Ltd. 3 (collectively, “Blackstone”), on the eleventh business day after the expiration of the Offer. Blackstone holds approximately 14% of the Common Stock and will not be tendering any shares in the Offer. Blackstone representatives occupy four out of the eleven seats on the Board of Directors of Celanese Corporation and abstained from voting to approve this Offer. See Section 11 of the Offer to Purchase.

Please note the following:

1. You may tender your shares at prices not greater than $30.50 nor less than $28.00 per share, as indicated in the attached Letter of Transmittal, net to you in cash, without interest.

2. You should consult with your broker or other financial or tax advisor on the possibility of designating the priority in which your shares will be purchased in the event of proration.

3. The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase.

4. The Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on Tuesday, April 3, 2007, unless Celanese Corporation extends the Offer.

5. The Offer is for 11,279,243 shares, constituting approximately 7% of the shares outstanding as of March 2, 2007.

6. Tendering stockholders who are tendering shares held in their name or who tender their shares directly to the Depositary (as defined in the Offer to Purchase) will not be obligated to pay any brokerage commissions or fees to Celanese Corporation or the Dealer Managers, solicitation fees, or, except as set forth in the Offer to Purchase and the Letter of Transmittal, stock transfer taxes on the purchase of shares under the Offer.

7. If you wish to tender portions of your shares at different prices, you must complete and submit a separate Letter of Transmittal for each price at which you wish to tender each such portion of your shares.

8. If you are an odd lot holder and you tender all such shares at or below the Final Purchase Price before the expiration of the Offer and check the box captioned “Odd Lots” on the attached Letter of Transmittal, Celanese Corporation, through CIH, will accept all such shares for purchase before proration, if any, of the purchase of other shares properly tendered at or below the Final Purchase Price and not properly withdrawn.

YOUR PROMPT ACTION IS REQUESTED. PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, APRIL 3, 2007, UNLESS THE OFFER IS EXTENDED.

If you wish to condition your tender upon the purchase of all shares tendered or upon the purchase of a specified minimum number of the shares which you tender, you may elect to do so and thereby avoid possible proration of your tender. The purchase of shares from all tenders which are so conditioned will be determined by random lot. To elect such a condition complete the box entitled “Conditional Tender” in the attached Letter of Transmittal.

The Offer is being made solely under the Offer to Purchase and the related Letter of Transmittal and is being made to all record holders of shares of the Common Stock. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of the Common Stock residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

On March 2, 2007, the last full trading day prior to the announcement of our intention to commence the Offer, the last reported sale price of Celanese Corporation’s shares on the New York Stock Exchange was $28.33 per share. Any stockholder whose shares are properly tendered directly to Computershare Trust Company, N.A., the Depositary for the Offer, and purchased in the Offer, will not incur the usual transaction costs associated with open market sales. If you hold shares through a broker or bank, you should consult your broker or bank to determine whether any transaction costs are applicable. If you own fewer than 100 shares, the Offer is an opportunity for you to sell your shares without having to pay “odd lot” discounts.

If you have any questions regarding the Offer or need assistance in tendering your shares, please contact Merrill Lynch & Co. or Deutsche Bank Securities Inc., the Dealer Managers for the Offer, at (877) 653-2948 (toll free) or (877) 221-7676 (toll free), respectively, or Georgeson, the Information Agent for the Offer, at (866) 314-1598 (Toll Free).

Sincerely,

David N. Weidman
Chairman of the Board,
Chief Executive Officer and President

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